Exhibit 99.7

Press Release

Total Creates a Digital Innovation Center in India

in Partnership with Tata Consultancy Services

Paris/Mumbai, July 17, 2018 – Total and Tata Consultancy Services (TCS) have signed a partnership agreement to create a digital innovation center in India. Based in Pune in the State of Maharashtra, the center will explore disruptive technologies and solutions.

“For a large industrial group like Total, it is essential to always stay ahead of these topics”, said Marie-Noëlle Semeria, Senior Vice President and Group Chief Technology Officer at Total. “After having integrated digital solutions within the Group, we now want to invent those of tomorrow by combining Total’s know-how with the agility of TCS.”

The partnership will initially focus on refining. Thanks to the intensive use of digital technology, the various building blocks of refining (production units, processes, the supply chain and petroleum product markets) will be driven in a wide-ranging way to improve refinery performance. Real-time data analytics, the Internet of Things, automation, artificial intelligence and agile methodology will be used to improve industrial efficiency, energy performance and availability rates.

“With the digital innovation center, we are positioning ourselves as a pioneer working to develop a smart, connected refinery that will allow us to improve our industrial competitiveness. We want to invent the Refinery 4.0” said Bernard Pinatel, President, Refining & Chemicals at Total.

Based on the TCS concept of “entrepreneurship-in-residence,” Total will work with TCS technology and domains experts. TCS will also bring to Total its network, its structured co-innovation approach and its unique Business 4.0 cooperation framework.

“The energy and resources sector is one of TCS’ fastest growing business units. We are delighted to sign this strategic digital innovation partnership with Total for which we will leverage our Business 4.0 framework, with a focus on agile, intelligent automation, internet of things, analytics and cloud-based solutions” said Debashish Ghosh, President of Energy, Resources and EPC Business at TCS.

************

Industrial Digital Technology at Total

The digital innovation center in India will build on the industrial digital technology initiatives already deployed at Total’s production sites.

The aim of industrial digital technology is to make operations safer and more efficient, by making better decisions faster, simplifying operators’ day-to-day work to enhance their efficiency, and reducing our costs. Industrial digital technology is a highly effective tool for improving industrial competitiveness.

It can be divided into four main areas:

•

Connected, augmented operators: With the help of digital technology, such as mobile apps, drones and robots, we can optimize the way operators work and improve their safety. Applications have been developed to digitize certain tasks, including field check reports, maintenance requests and the consolidation of shift team reports, and drones and robots are now used to carry out inspections in places that are difficult to access, such as at height or inside equipment.

•

Digital representation of our plants: Virtual factories created using 3D imaging enable us to access documentation or maintenance history at any time and to prepare maintenance operations. This data improves efficiency from the plant design stage to decommissioning.

•

Data analytics: Thanks to the analysis of data collected, notably by the numerous sensors installed throughout our production sites (on pumps, turbines and compressors, for example), we can anticipate operating incidents before they occur. That means lower maintenance costs, greater equipment availability and a safer environment for everyone.

•

Collaboration environments: These smart rooms make it possible for production sites to remotely access the knowledge and skills of experts in various disciplines, such as maintenance, operations and the supply chain, thereby enhancing teams’ responsiveness in case of an unplanned event. In some cases, they also enable equipment to be controlled remotely and in real time.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

About Tata Consultancy Services Ltd. (TCS)

Tata Consultancy Services is an IT services, consulting and business solutions organization that has been partnering with many of the world’s largest businesses in their transformation journeys for the last fifty years. TCS offers a consulting-led, Cognitive powered, integrated portfolio of IT, Business & Technology Services, and engineering. This is delivered through its unique Location Independent Agile delivery model, recognized as a benchmark of excellence in software development.

A part of the Tata group, India’s largest multinational business group, TCS has over 400,000 of the world’s best-trained consultants in 46 countries. The company generated consolidated revenues of US $ 19.09 billion for year ended March 31, 2018 and is listed on the BSE (formerly Bombay Stock Exchange) and the NSE (National Stock Exchange) in India. TCS’ proactive stance on climate change and award winning work with communities across the world have earned it a place in leading sustainability indices such as the Dow Jones Sustainability Index (DJSI), MSCI Global Sustainability Index and the FTSE4Good Emerging Index. For more information, visit us at www.tcs.com.

TCS Media Contacts

Asia-Pacific: Sean.davidson@tcs.com / +65 9139 3668

Australia and New Zealand: Kelly.ryan@tcs.com / +61 422 989 682

Benelux: Joost.galema@tcs.com / +31 615 903387

Central Europe: anke.maibach@tcs.com / 49 172 6615789

Europe: ashish.babu@tcs.com / +31 611 531246

India: arushie.sinha@tcs.com | shamala.p@tcs.com / +91 22 6778 9960 | +91 22 6778 9081

Japan: douglas.foote@tcs.com / +81 80-2115-0989

Latin America: martin.karich@tcs.com / +569 6170 9013

Nordics: mattias.afgeijerstam@tcs.com / +46723989188

U.K.: peter.devery@tcs.com / +44 20 3155 2421

U.S.A./Canada: b.trounson@tcs.com / +1 646 313 4594

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

3